UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           DAVEL COMMUNICATIONS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    238341101
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 15, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    238341101
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    0*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     0.0%*
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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*  Pursuant to the Loan Purchase Agreement and Transfer and Assignment of Shares
among Davel Communications, Inc. (the "Company"), Cerberus Partners, L.P. ("Cerberus"), other holders of the Company's outstanding senior secured debt
(together   with   "Cerberus,"   the   "Selling   Lenders"),   Mobilepro   Corp.
("Mobilepro"), and Davel Acquisition Corp., a wholly-owned subsidiary of Mobilepro (the "Buyer"), dated as of September 3, 2004, as amended by that certain letter agreement, dated as of November 15, 2004, among such parties (as amended, the "Loan Purchase Agreement"), among other things, Cerberus and the other Selling Lenders transferred to the Buyer all of the shares of the common stock, par value $0.01 per share (the "Shares"), of the Company, that they owned. Simultaneously, Styx Partners, L.P. ("Styx") transferred to the Buyer all of the Shares that it owned. As a result of these transactions, Stephen Feinberg ceased to own any securities of the Company on November 15, 2004. Prior to the transactions detailed above, Stephen Feinberg possessed sole power to vote and direct the disposition of all securities of the Company held by Cerberus and Styx. Thus, as of November 15, 2004, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own no securities of the Company.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Stephen Feinberg ceased to own any securities of the Company on November 15, 2004 as a result of the transactions described below. Prior to the transactions described below, Mr. Feinberg possessed sole power to vote and direct the disposition of all securities of the Company owned by Cerberus and Styx. Thus, as of November 15, 2004, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own no securities of the Company.

          During the sixty days prior to November 15, 2004, the only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof was the disposition of all securities of the Company held by Cerberus and Styx pursuant to the transaction described below.

          Pursuant to the Loan Purchase Agreement among Cerberus, the Selling Lenders, the Company, Mobilepro, and the Buyer, dated as of September 3, 2004, and amended as of November 15, 2004, the Selling Lenders, among other things, sold all of the outstanding senior secured debt of the Company (the "Senior Secured Debt") that they held, in the approximate aggregate amount of principal and unpaid interest of $102.4 million, to the Buyer on November 15, 2004, in exchange for $14 million in cash and warrants to purchase up to 5 million shares of Mobilepro common stock for $0.30 per share, subject to certain adjustments. Pursuant to the terms of the Loan Purchase Agreement, (i) Cerberus and the other Selling Lenders transferred to the Buyer all of the Shares that they owned, and
(ii) Cerberus transferred to the Buyer all of its interest in a $1 million secured subordinated promissory note, dated November 17, 1999, issued by PhoneTel Technologies, Inc. and Cherokee Communications, Inc., in each case, for no additional consideration upon the closing of the sale of the Senior Secured Debt. Simultaneous with the transactions described above, Styx Partners, L.P. ("Styx") transferred to the Buyer all of the Shares that it owned. Prior to the closing of the sale of the Senior Secured Debt and as a condition to such sale, the Selling Lenders forgave approximately $18 million of additional Senior Secured Debt on November 11, 2004, in exchange for the Company's transfer to the Selling Lenders of its interest in the first $18 million of net proceeds to be received by the Company and its subsidiaries with respect to certain regulatory proceedings and related litigation.

          On November 15, 2004, Stephen Feinberg ceased to be the beneficial owner of more than five percent of the Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is amended by adding the following paragraph after the third paragraph of Item 6:

          On November 15, 2004, Cerberus entered into a letter agreement with the Selling Lenders, the Company, Mobilepro and the Buyer, which agreement is incorporated by reference as Exhibit 8 hereto (the "Letter Agreement"), pursuant to which the Loan Purchase Agreement was modified to reduce the cash portion of the purchase price for the Company Debt (as defined therein) from approximately

$15 million to approximately $14 million. In addition, the Letter Agreement established an Escrow Fund (as defined therein) to be funded from future Regulatory Receipts (as defined in the Loan Purchase Agreement) assigned to the Selling Lenders, which Escrow Fund is to be used to reimburse the Company, subject to certain limitations, for the litigation costs and any losses resulting from a patent infringement lawsuit in which the Company is named as a defendant.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is amended by adding at the end thereof the following:

          8. Letter Agreement, dated as of November 15, 2004, by and among the Company, Cerberus and certain other parties named therein, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 19, 2004.


                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             November 22, 2004


                                             /s/ Stephen Feinberg
                                             -----------------------------------
                                             Stephen Feinberg,  in  his capacity
                                             as the managing  member of Cerberus
                                             Associates,  L.L.C.,   the  general
                                             partner of Cerberus Partners, L.P.,
                                             and  the   investment  manager  for
                                             Styx Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).